UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

    Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 14, 2012.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: August 14, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 14, 2012

Exhibit 1

ELBIT SYSTEMS REPORTS
SECOND QUARTER 2012 RESULTS

Backlog of orders increased to $5.47 billion;
Revenues at $676 million; Net income at $38 million;
Diluted net earnings per share at $0.90

Haifa, Israel, August 14, 2012 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, reported today its consolidated financial results for the second quarter ended June 30, 2012.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: “In the second quarter we saw a continued focus on improving our internal efficiencies, which enabled us to lower our G&A expenses during the quarter. Our second quarter continues the trend of increased revenues from the Latin American and Asia-Pacific markets, which made up over a third of our revenues in the quarter. In fact, over half of our revenues are coming from regions whose defense budgets are continuing to grow, including Israel. I believe that our focus on these regions will enable us to continue to grow, even against the background of tightening budgets in Europe and the United States.”

Ackerman added, "Yesterday our Board of Directors accepted my request to step down after 16 years as President and CEO, effective at the end of March 2013.  After that, I plan to continue to contribute to the Company as may be requested, including as Vice Chairman of the Board.  I am pleased that the Board has approved as my successor Bezhalel (Butzi) Machlis, who currently is an Executive Vice President of the Company and General Manager of Elbit Systems Land and C4I Division.  I am confident that the Company will be well positioned to meet future challenges and achieve future growth under Butzi's leadership."

Second quarter 2012 results:

Revenues were $676.4 million in the second quarter of 2012, as compared to $691.6 million in the second quarter of 2011. The main contributors to the Company's revenues were the C4I and Airborne systems areas of operations.

Gross profit was $189.6 million (28.0% of revenues) in the second quarter of 2012, as compared to $200.5 million (29.0% of revenues) in the second quarter of 2011. The non-GAAP gross profit in the second quarter of 2012 was $194.8 million (28.8% of revenues), compared to $208.4 million (30.1% of revenues) in the second quarter of 2011.

Research and development expenses, net were $55.6 million (8.2% of revenues) in the second quarter of 2012, as compared to 55.4 million (8.0% of revenues) in the second quarter of 2011.

Marketing and selling expenses were $59.9 million (8.9% of revenues) in the second quarter of 2012, as compared to $57.4 million (8.3% of revenues) in the second quarter of 2011.

General and administrative expenses were $32.0 million (4.7% of revenues) in the second quarter of 2012, as compared to $35.1 million (5.1% of revenues) in the second quarter of 2011. This continues the trend of reduction in G&A expenses we have experienced over several quarters, partially due to cost cutting and efficiency measures.

Operating Income was $42.1 million (6.2% of revenues), compared to $52.6 million (7.6% of revenues) in the second quarter of 2011. The non-GAAP operating income in the second quarter of 2012 was $54.1 million (8.0% of revenues), as compared to $67.0 million (9.7% of revenues) in the second quarter of 2011.

Financial expenses, net were $2.3 million in the second quarter of 2012, as compared to $9.4 million in the second quarter of 2011. Financial expenses in the second quarter of 2012 were comparatively low due to currency hedging activities.

Taxes on income were $2.8 million (effective tax rate of 7.1%) in the second quarter of 2012, as compared to taxes on income of $5.4 million (effective tax rate of 12.5%) in the second quarter of 2011. The lower effective tax rate in the quarter was attributable mainly to adjustments related to tax positions taken during prior periods and to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $3.8 million (0.6% of revenues) in the second quarter of 2012, as compared to $2.7 million (0.4% of revenues) in the second quarter of 2011.

Net income attributable to non-controlling interests was $1.2 million in the second quarter of 2012, as compared to $1.6 million in the second quarter of 2011.

Net income, attributable to the Company's ordinary shareholders, was $38.3 million (5.7% of revenues) in the second quarter of 2012, as compared to $38.9 million (5.6% of revenues) for the second quarter of 2011. The non-GAAP net income in the second quarter of 2012 was $48.2 million (7.1% of revenues), as compared to $50.5 million (7.3% of revenues) in the second quarter of 2011.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.90 for the second quarter of 2012, as compared with $0.90 for the second quarter of 2011. The non-GAAP earnings per share in the second quarter of 2012 were $1.14, as compared to $1.16 in the second quarter of 2011.

The Company’s backlog of orders as of June 30, 2012 was $5,465, as compared with $5,450 million as of March 31, 2012 and $5,528 million as of December 31, 2011. Approximately 76% of the backlog relates to orders outside of Israel. Approximately 73% of the Company's backlog as of June 30, 2012 is scheduled to be performed, during the second half of 2012 and in 2013.

Operating cash flow was $56.2 million during the first half of 2012, as compared to $23.3 million in the first half of 2011.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments, in each or some of the applicable periods: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of auction rate securities,   (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2012	2011	2012	2011	2011

GAAP gross profit	385.4	386.2	189.6	200.5	732.0
Adjustments:
Amortization of purchased intangible assets	10.4	15.5	5.2	7.9	30.9
Cessation of program (*)	-	-	-	-	72.8
Non-GAAP gross profit	395.8	401.7	194.8	208.4	835.7
Percent of revenues	28.9%	30.6%	28.8%	30.1%	29.7%

GAAP operating income	83.8	93.6	42.1	52.6	115.7
Adjustments:
Amortization of intangible assets	24.2	28.4	12.0	14.4	57.3
Cessation of program (*)	-	-	-	-	72.8
Non-GAAP operating income	108.0	121.9	54.1	67.0	245.8
Percent of revenues	7.9%	9.3%	8.0%	9.7%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	71.1	66.8	38.3	38.9	90.3
Adjustments:
Amortization of intangible assets	24.2	28.4	12.0	14.4	57.3
Cessation of program (*)		-		-	72.8
Impairment of investments	-	0.5	-	0.5	0.5
Gain from changes in holdings	(2.3)	-	-	-	-
Loss from discontinued operations	0.2	0.3	0.1	0.1	9.4
Related tax benefits	(4.3)	(6.7)	(2.2)	(3.4)	(23.7)
Non-GAAP net income attributable to Elbit Systems’ shareholders	88.9	89.3	48.2	50.5	206.6
Percent of revenues	6.5%	6.8%	7.1%	7.3%	7.3%

Non-GAAP diluted net EPS	2.09	2.06	1.14	1.16	4.79

(*) Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.

Recent Events:

On May 22, 2012, the Company announced that it was awarded an approximately $160 million contract by a European customer to supply Unmanned Aircraft Systems (UAS). The systems will be supplied over the next two years.

On May 30, 2012, the Company announced that it was awarded a follow-on contract by the Israel Ministry of Defense Procurement Administration, valued at approximately $30 million, to integrate the F-15 array into the Mission Training Center Elbit Systems is establishing for the Israeli Air Force. The contract will be performed over fifteen years.

On June 13, 2012, the Company announced that its wholly-owned Israeli subsidiary Elbit Systems – Cyclone Ltd. was awarded an approximately $80 million contract for the supply of structural components to The Boeing Company. The contract will be performed over seven years.

On June 24, 2012, the Company announced that it was awarded a contract valued at $62 million to upgrade Korean Air Force C-130 transport aircraft. Under the contract, the C-130 aircraft will be installed with various types of advanced electronic systems. In addition, Elbit Systems will convert the existing analog cockpit to a "Glass-Cockpit" using Elbit Systems' cutting-edge digital flight displays.

On August 5, 2012, the Company announced that it was awarded a contract valued at tens of millions of dollars, to supply a Latin American customer with a mixed fleet of Hermes® 900 and Hermes® 450 UAS. The contract will be performed over the next two years.

On August 13, 2012, the Company announced that the Board of Directors accepted the request of the Company's President and CEO, Joseph Ackerman, to retire effective March 31, 2013, and the Board approved as his successor Bezhalel (Butzi) Machlis, currently Executive Vice President and General Manager of Elbit Systems Land and C4I Division.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the second quarter of 2012. The dividend’s record date is August 28, 2012, and the dividend will be paid on September 10, 2012, net of taxes and levies, at the rate of 25%.

Conference Call:

The Company will also be hosting a conference call later today, August 14, 2012 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condensed consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2012	2011
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$328,449	$202,577
Short-term bank deposits	20,736	21,693
Trade and unbilled receivables, net	645,342	669,524
Other receivables and prepaid expenses	144,653	180,024
Inventories, net of customers advances	807,683	761,269
Total current assets	1,946,863	1,835,087

Investments in affiliated companies, partnership and other companies	117,511	110,159
Long-term trade and unbilled receivables	175,851	162,762
Long-term bank deposits and other receivables	9,249	12,215
Deferred income taxes, net	38,409	36,130
Severance pay fund	280,276	283,477
	621,296	604,743

Property, plant and equipment, net	509,136	517,608
Goodwill and other intangible assets, net	739,346	763,072
Total assets	$3,816,641	$3,720,510

Liabilities and Equity

Short-term bank credit and loans	$163	$2,998
Current maturities of long-term loans and Series A Notes	187,178	127,627
Trade payables	253,489	316,264
Other payables and accrued expenses	721,729	743,866
Customer advances in excess of costs incurred on contracts in progress	439,367	407,222
	1,601,926	1,597,977

Long-term loans, net of current maturities	226,943	302,255
Series A Notes, net of current maturities	384,817	235,319
Employee benefit liabilities	385,988	394,115
Deferred income taxes and tax liabilities, net	58,621	48,467
Customer advances in excess of costs incurred on contracts in progress	131,487	154,696
Other long-term liabilities	71,335	59,961
	1,259,191	1,194,813

Elbit Systems Ltd.'s equity	925,658	898,337
Non-controlling interests	29,866	29,383
Total equity	955,524	927,720
Total liabilities and equity	$3,816,641	$3,720,510

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended		Three Months Ended		Year Ended
	June 30		June 30		December 31
	2012	2011	2012	2011	2011
	Unaudited				Audited
Revenues	1,367,220	1,311,890	676,432	691,632	2,817,465
Cost of revenues	981,840	925,710	486,803	491,097	2,085,451
Gross profit	385,380	386,180	189,629	200,535	732,014

Operating expenses:
Research and development, net	114,411	109,603	55,645	55,389	241,092
Marketing and selling	121,281	112,428	59,920	57,441	235,909
General and administrative	65,903	70,595	31,962	35,085	139,349
	301,595	292,626	147,527	147,915	616,350

Operating income	83,785	93,554	42,102	52,620	115,664

Financial expenses, net	(10,068)	(20,012)	(2,252)	(9,350)	(13,569)
Other income, net	(183)	374	(1,114)	180	1,909
Income before income taxes	73,534	73,916	38,736	43,450	104,004
Taxes on income	9,315	10,719	2,755	5,419	(13,624)
	64,219	63,197	35,981	38,031	90,380

Equity in net earnings of affiliated companies and partnership	7,818	6,601	3,779	2,719	15,377
Income from continuing operations	72,037	69,798	39,760	40,750	105,757
Loss from discontinued operations, net	(427)	(450)	(271)	(228)	(15,977)
Net income	71,610	69,348	39,489	40,522	89,780

Less: net income attributable to non-controlling interests	(465)	(2,524)	(1,226)	(1,627)	508
Net income attributable to Elbit Systems Ltd.'s shareholders	71,145	66,824	38,263	38,895	90,288

Earnings per share attributable to Elbit Systems Ltd.'s ordinary shareholders:
Basic net earnings per share
Continuing operations	1.68	1.57	0.91	0.91	2.33
Discontinued operations	0.01	(0.01)	(0.01)	0.01	(0.22)
Total	1.68	1.56	0.90	0.91	2.11
Diluted net earnings per share
Continuing operations	1.68	1.55	0.91	0.90	2.31
Discontinued operations	(0.01)	0.01	(0.01)	0.01	(0.22)
Total	1.67	1.55	0.90	0.90	2.09
Weighted average number of shares used in computation of basic earnings per share	42,420	42,756	42,351	42,780	42,764
Weighted average number of shares used in computation of diluted earnings per share	42,538	43,232	42,412	43,248	43,131
Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continuing operations, net of income tax	71,399	67,091	38,424	39,030	99,778
Discontinued operations, net of income tax	(254)	(267)	(161)	(135)	(9,490)
Net income attributable to Elbit Systems Ltd.'s shareholders	71,145	66,824	38,263	38,895	90,288

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six Months Ended		Year Ended
	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	71,611	69,348	89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	68,816	74,632	150,618
Write-off impairment and discontinued operations, net	408	520	15,977
Stock based compensation	364	599	1,996
Amortization of Series A Notes discount and related issuance costs	422	247	422
Deferred income taxes and reserve, net	4,410	(7,426)	(8,777)
Loss (gain) on sale of property, plant and equipment	41	(690)	(1,645)
Loss (gain) on sale of investment	(791)	-	2,189
Equity in net loss (earnings) of affiliated companies and partnership, net of dividend received(*)	(2,852)	7,956	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	41,959	(87,410)	(65,062)
Increase in inventories, net	(46,414)	(72,966)	(95,363)
Increase (decrease) in trade payables, other payables and accrued expenses	(85,774)	(20,493)	17,225
Severance, pension and termination indemnities, net	(4,930)	5,464	1,879
Increase in advances received from customers	8,936	53,533	81,946
Net cash provided by operating activities	56,205	23,314	190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(39,154)	(73,444)	(121,977)
Acquisition of subsidiaries and business operations	-	(12,173)	(12,173)
Investments in affiliated companies and other companies	(500)	(6,919)	(13,555)
Proceeds from sale of property, plant and equipment	2,218	4,983	15,059
Proceeds from sale of investments	705	-	329
Investment in long-term deposits	(244)	(589)	(609)
Proceeds from sale of long-term deposits	430	3,600	40,396
Investment in short-term deposits and available for sale securities	(285,356)	(85,486)	(88,842)
Proceeds from sale of short-term deposits and available for sale securities	286,324	115,706	126,306
Net cash used in investing activities	(35,577)	(54,322)	(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	803	2,514	3,833
Purchase of non-controlling interests	-	(71,000)	(71,000)
Repayment of long-term loans	(223,026)	(65,085)	(73,666)
Proceeds from long-term loans	125,290	126,410	172,303
Proceeds from issuance of Series A Notes	243,954	-	-
Purchase of treasury shares	(13,231)	-	(10,101)
Repayment of Series A Notes and convertible debentures	-	(32.211)	(29,998)
Purchase of convertible debentures of a subsidiary	-	(2.121)	(2,121)
Dividends paid	(25,446)	(30,836)	(61,633)
Tax benefit in respect of options exercised	-	-	169
Change in short-term bank credit and loans, net	(3,099)	21,108	(12,117)
Net cash provided by (used in) financing activities	105,245	(51.221)	(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	125,873	(82,229)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	202,577	151,059	151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	328,450	68,830	202,577
* Dividend received from affiliated companies and partnership	4,539	14,107	15,107

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	525.6	38.4	459.6	35.0	244.1	36.1	209.7	30.3
Land systems	158.8	11.6	183.2	14.0	67.2	9.9	99.8	14.4
C4ISR systems	478.9	35.0	469.3	35.8	260.1	38.4	275.6	39.8
Electro-optics	144.7	10.6	137.1	10.5	76.2	11.3	72.3	10.5
Other (mainly non-defense
engineering and production services)	59.2	4.4	62.7	4.7	28.8	4.3	34.2	5.0
Total	1,367.2	100.0	1,311.9	100.0	676.4	100.0	691.6	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	250.5	18.3	356.0	27.1	110.7	16.4	185.9	26.9
United States	413.1	30.2	427.1	32.6	199.8	29.5	218.0	31.5
Europe	241.5	17.7	241.0	18.4	127.4	18.8	129.8	18.8
Other countries	462.1	33.8	287.8	21.9	238.5	35.3	157.9	22.8
Total	1,367.2	100.0	1,311.9	100.0	676.4	100.0	691.6	100.0